July 1, 1999
                               VIA FEDERAL EXPRESS


 Ms. Susan Egli
 Director of Investments
 American Bankers Insurance Group
 11222 Quail Roost Drive
 Miami, FL 33157-6596


 Dear Susan:

      As we just agreed in our telephone conversation, we will move ahead to put together and file a tender offer for approximately 1,075,269 shares of Harris & Harris Group, Inc. common shares, at a price equal to 92.5 percent of the average closing bid price for the sixty trading days preceding the filing of the tender offer. Our intent is to try to accommodate your desire to sell American Bankers' position in Harris & Harris Group, Inc. common stock without disrupting the market for the stock. Harris & Harris Group will bear all of the expense of the tender.

      According to our counsel, Skadden, Arps, we should receive a draft of the documents by the middle of next week, and we intend to move ahead as quickly as possible to finalize the documents and file and commence the actual tender.

      Please let me know if you have any questions or if what I have set forth above is not in accordance with your understanding of our verbal agreement.

      Thank you very much. American Bankers has been a wonderful, extremely professional shareholder, and we truly will miss having you as our largest outside shareholder.

                               Yours Sincerely,

                               /s/ Charles E. Harris
                               Charles E. Harris